Exhibit 99.3

CONFIDENTIAL SEPARATION, TRANSITION AND RELEASE AGREEMENT

This Confidential Separation, Transition and Release Agreement (the “Agreement”) is entered into by and between Russell Burke (hereinafter “Employee”) on the one hand, and Twistbox Entertainment, Inc. (the “Company”) on the other hand.

RECITALS

A.          WHEREAS, Employee is currently employed by the Company pursuant to an employment agreement dated December 11, 2006, as amended February 12, 2008 (collectively hereinafter the “Employment Agreement”) and Employee also serves as the Chief Financial Officer of Neumedia, Inc. and as the Managing Director of Twistbox Games Ltd & Co KG (DE) and the sole director of Twistbox Entertainment Ltd (UK) and Twistbox Games Ltd (UK).

B.           WHEREAS, Employee’s Employment Agreement expires on February 12, 2011 and Employee seeks to resign his position as Chief Financial Officer of Twistbox Entertainment, Inc. and Neumedia, Inc, as well as all of the other positions referenced in Recital A, above.

C.           WHEREAS, the Company has accepted Employee’s resignation.  Employee and the Company have agreed that Employee shall continue as an employee of the Company during a Transition Period, as defined below;

D.           WHEREAS, this Agreement shall supersede Employee’s Employment Agreement and shall render the Employment Agreement null and void; and

E.           WHEREAS, it is now the desire of the parties to compromise, settle, waive and release all claims of whatever kind or description which Employee may have against Releasees, as defined herein.

NOW, THEREFORE,  in consideration of the recitals which are incorporated into this Agreement and the mutual promises and covenants set forth herein, the parties do hereby agree as follows:

AGREEMENT

1.      Transition Period.  Employee shall continue employment on an “at-will” basis from February 13, 2011 through a transition period that will end on or about September 12, 2011 (“Transition Period”) on the limited basis described below.  Employee’s last day of employment with the Company shall be September 12, 2011 (the “Separation Date”), unless terminated earlier by Employee or the Company.  Employee will resign from the positions of CFO of NeuMedia, CFO of Twistbox Entertainment, Managing Director of Twistbox Games Ltd & Co KG (DE), the sole director of Twistbox Entertainment Ltd (UK) and Twistbox Games Ltd (UK), and any other directorships of Twistbox Entertainment, Inc. subsidiaries no later than March 29, 2011, and from that date will not be required to sign company filings, returns, payments or otherwise represent himself as an officer of the above-referenced companies.  Subject to the foregoing sentence, during the Transition Period, Employee shall provide services as reasonably requested by the Company including, but not limited to: (i) matters related to the winding down of Twistbox Games Ltd & Co KG (DE); (ii) assistance with the preparation of the third quarter Form 10-Q, including signing this document; and (iii) the orderly transition of his duties and responsibilities as directed by the Company, except that it is recognized that subsequent to March 29, 2011, this employment will be advisory in nature, on a part-time basis.  Subsequent to March 29, 2011, Employee will have no authority to act on behalf of the Company or any of its subsidiary, related or affiliated entities in any capacity.   Nothing in this Agreement will prevent Employee from undertaking employment with any other entity on a full-time, part-time or consulting basis, subject to the confidentiality, non-solicitation and other restrictions set forth herein and subject to the duties (fiduciary duty and duty of loyalty) owed by an employee to his employer, at any time subsequent to February 13, 2011.

2.      Pay During Transition Period.

(a)           Provided Employee’s employment continues through the Transition Period, the Company shall pay Employee eight-thousand dollars ($8,000.00) per month, less applicable withholdings, through the Transition Period, which constitutes $4,361.54 in accrued vacation per month and $3,638.46 per month to compensate employee for his past services and his ongoing services during the Transition Period (“Payment for Services).  Such Payments for Services will be made in accordance with the Company’s normal payroll cycle (each payment shall be referred to as an “installment”).  It is recognized that Employee has agreed to deferred payment of amounts due to him so as to assist with the Company’s cashflow. The Company’s failure to provide Employee with any of the above-listed installments of the Payments for Services within five (5) days of the payroll cycle dates described above shall constitute a material breach of this Agreement; rendering the release of claims provided by Employee to the Company in Paragraph 7 and Paragraph 8, below, to be null and void.

(b)           If the Company terminates Employee’s employment for any reason prior to September 12, 2011, and Employee has not yet been paid each of the installments of the Payments for Services set forth in Paragraph 2(a), above, then Employee shall be entitled to be paid the remainder of such unpaid installments if Employee signs and does not revoke the Reaffirmation of Confidential, Separation, Transition and Release Agreement on the date of termination or within twenty-one (21) days thereafter (as described in Paragraph 4, below, and Exhibit A hereto).  Any such unpaid installments following the termination of Employee’s employment will be made on the earlier of (i) the payment dates set forth in Paragraph 2(a) above, with a five (5) day grace period as provided for in Paragraph 2(a) above or (ii)  the business day following the expiration of the revocation period for the Reaffirmation of Confidential Separation, Transition and Release Agreement.

(c)           If Employee resigns his employment for any reason prior to September 12, 2011, Employee shall be entitled only to a pro rata amount of the Payment for Services rendered through the last date of employment and nothing more.

(d)           Employee shall not accrue any vacation pay during the Transition Period, nor shall he be entitled to any other benefits or remuneration of any kind, except to the extent expressly set forth in this Agreement.

3.      Outstanding Expenses.  Employee shall receive, in cash, any outstanding business-related reimbursements which shall be paid promptly in accordance with Company policy, including provision by Employee of supporting documentation as required by Company policy.  Employee shall not be authorized to incur any business-related expenses of any kind during the Transition Period unless first approved, in writing, by a senior executive of the Company or a member of the Company’s Board of Directors.

4.      Consideration.  The Company and the Employee agree that provided Employee: (a) signs this Agreement as set forth in Paragraph 10 below and (b) does not revoke this Agreement as set forth in Paragraph 11 below and (c) executes and delivers a Reaffirmation of Confidential Separation, Transition and Release Agreement in the form attached hereto as Exhibit A (the “Reaffirmation Agreement”) on the last day of his employment with the Company, in which Employee agrees to extend the release in Paragraph 7 of this Agreement to include the period from the date of execution of this Agreement to the execution date of the Reaffirmation Agreement, and the revocation period described in the Reaffirmation Agreement expires without a revocation by Employee:

(i) Three hundred thousand (300,000) of the three hundred and fifty thousand (350,000) stock options of the Company held by Employee shall be cancelled in their entirety, and shall be replaced by issuance by the Company of 300,000 non-qualified options at a strike price of $.25 pursuant to the terms of the Option Cancellation Agreement in the form attached hereto as Exhibit B.  The newly issued options shall be fully vested upon, and only upon, execution and delivery of the Reaffirmation Agreement.

(ii) The Employee shall be bound by the provisions of the following legends which shall be endorsed upon the certificate evidencing the shares issued:

“The shares represented by this certificate have been taken for investment and they may not be sold or otherwise transferred by any person, including a pledgee, unless (1) either (a) a Registration Statement with respect to such shares shall be effective under the Securities Act of 1933, as amended, or (b) the Company shall have received an opinion of counsel satisfactory to it that an exemption from registration under such Act is then available, and (2) there shall have been compliance with all applicable state securities laws.”

“THESE SECURITIES HAVE NOT BEEN QUALIFIED UNDER THE CALIFORNIA CORPORATE SECURITIES LAW OF 1968, AS AMENDED (“CSL”), AND ARE ALSO RESTRICTED UNDER THE PROVISIONS OF THAT LAW.  THESE SECURITIES MUST BE HELD INDEFINITELY UNLESS THEY ARE SUBSEQUENTLY QUALIFIED UNDER THE CSL OR ARE OTHERWISE EXEMPT FROM QUALIFICATION UNDER THAT LAW.”

The Company shall deliver the legal opinion referred to in Section 1(b), above, within 10 business days of receiving a legally compliant request to do so.  Failure to do so shall render the Reaffirmation of Confidential Separation, Transition and Release Agreement, and the provisions of Paragraphs 7 (Waiver of Release of Known and Unknown Claims) and 8 (Cooperation with Government Agencies) of this Agreement null and void.

(iii)           The Company shall reasonably cooperate with Employee, at the request of Employee, in connection with removing restrictive legends from shares of common stock of the Company now held or hereafter acquired by Employee under this Agreement, as permitted by law or agreement, and shall, at the Company’s sole cost, arrange for one or more opinions of counsel if necessary to remove the legends.  Such opinion shall be delivered within 10 business days of receiving a legally compliant request to do so.  Failure to do so shall render the Reaffirmation of Confidential Separation, Transition and Release Agreement, and the provisions of Paragraphs 7 (Waiver of Release of Known and Unknown Claims) and 8 (Cooperation with Government Agencies) of this Agreement null and void.

(iv)      The Company shall continue Employee’s and his eligible covered dependants’ healthcare coverage, at the same or equivalent level of coverage as is currently in place, during the Transition Period.

5.      Twelve Month Holdback.  Employee understands and agrees that, for a period ending on February 11, 2012, Employee may not transfer by gift, sale, operation of law, or otherwise, any of Employee’s shares in the Company, including but not limited to Employee’s shares of restricted common stock in the Company, without the prior written consent of the Company. The Company shall not be required to transfer any of the Employee’s shares on its books which shall have been sold, assigned or otherwise transferred in violation of this Paragraph 5, or to treat as the owner of such shares, or to accord the right to vote as such owner or to pay dividends to, any person or organization to which any such shares shall have been so sold, assigned or otherwise transferred, in violation of this Paragraph 5.  For the avoidance of doubt, this does not prevent Employee from requesting, and the Company from complying with the request to have the restrictive covenant legend removed from any stock as set forth in this Agreement, prior to the elapse of the holdback period, subject to compliance with applicable law.

6.      Representations and Warranties.  Employee makes the following representations and warranties: Employee represents and warrants that he is accepting the consideration set out in this agreement in exchange for all claims for all wages and other benefits owing and due to him by the Company as a result of Employee’s employment with and separation from the Company, including but not limited to all salary, bonuses, commissions, incentive pay, management fees, director fees, grants of stock, stock options, vacation pay, severance, or any other remuneration in any type or form.

7.      Waiver and Release of Known and Unknown Claims.  In exchange for the agreements contained in this Agreement, Employee, including his heirs, executors, administrators, trustees, attorneys, representatives, and assigns, agrees unconditionally and forever to waive, release and discharge the Company and the Company’s past and present affiliated, related, parent and subsidiary entities, as well as their respective past and present owners, investors, shareholders, lenders, members, managers, partners, officers, directors, employees, agents, representatives, attorneys, successors and assigns, past and present (the “Releasees”) from any and all claims, actions, causes of action, demands, rights, or damages of any kind or nature which they may now have, or ever have, whether known or unknown, including but not limited to any claims, causes of action or demands of any nature arising out of or in any way relating to Employee’s employment with, or separation from the Company; provided, however, nothing herein shall be deemed a release or waiver of (i) Employee’s rights of indemnification and directors and officers liability insurance coverage to which Employee was entitled immediately prior to the Separation Date under the Company’s Bylaws, organizational documents, or otherwise, (ii) Employee’s rights under any tax-qualified pension plan maintained by the Company or claims for accrued, vested benefits under any other employee benefit plan or COBRA, (iii) Employee’s rights as a stockholder of the Company and (iv) any rights under this Agreement.

This release specifically includes, but is not limited to, any claims for fraud; breach of contract; breach of implied covenant of good faith and fair dealing; inducement of breach; interference with contract; wrongful or unlawful discharge or demotion; violation of public policy; assault and battery (sexual or otherwise); invasion of privacy; intentional or negligent infliction of emotional distress; intentional or negligent misrepresentation; conspiracy; failure to pay wages, benefits, vacation pay, bonuses, commissions, salary, severance pay, stock, stock options, attorneys’ fees, or other compensation of any sort; retaliation; discrimination or harassment on the basis of age, race, color, sex, gender, national origin, ancestry, religion, disability, handicap, medical condition, marital status, sexual orientation or any other protected category under federal, state or local law; any claim under Title VII of the Civil Rights Act of 1964, as amended, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, the California Fair Employment and Housing Act, the California Labor Code, the Family and Medical Leave Act, the California Family Rights Act, or Section 1981 of Title 42 of the United States Code; violation of COBRA; violation of any safety and health laws, statutes or regulations; violation of ERISA; violation of the Internal Revenue Code; or any other wrongful conduct of any kind, based upon events occurring prior to the date of execution of this Agreement.

Employee further agree knowingly to waive the provisions and protections of Section 1542 of the California Civil Code, which reads:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH, IF KNOWN BY HIM OR HER, MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Employee intends this release to be a full and comprehensive general release, waiving all claims, demands and causes of action, known and unknown, to the fullest extent permitted by law except to the extent that it may be rendered inoperative as the result of actions or lack of actions as specified elsewhere in this agreement.  Nothing in this Agreement is intended to nor shall it be interpreted to release any claim which, by law, may not be released.

8.      Cooperation with Government Agencies.  Nothing in the release of claims set forth herein shall be construed as prohibiting Employee from bringing and/or participating in a future claim with the Equal Employment Opportunity Commission, the California Department of Fair Employment and Housing, or any other government agency; provided, however, that should Employee pursue and/or be involved with such an administrative action against the Releasees or any of them, Employee agrees that he will not seek, nor shall he be entitled to recover, any monetary damages from any such proceeding.

9.      Knowing and Voluntary.  Employee represents and agrees that Employee is entering into this Agreement knowingly and voluntarily and that he is represented by counsel of his own choosing in connection with the negotiation and drafting of this Agreement. Employee affirms that no promise or inducement was made to cause him to enter into this Agreement, other than the Consideration promised to Employee herein.  Employee further confirms that he has not relied upon any other statement or representation by anyone other than what is in this Agreement as a basis for his decision to sign this Agreement.

10.    Execution of Agreement.  Employee expressly acknowledges that he has been provided twenty-one (21) days to consider this Agreement and that he was informed in writing that he has the right to consult with counsel regarding this Agreement, and that he has had the opportunity to consult with counsel.  To the extent that Employee has taken fewer than twenty-one (21) days to consider this Agreement, Employee acknowledges that he had sufficient time to consider the Agreement and to consult with counsel and that he does not desire additional time.

11.    Revocation. This Agreement is revocable by Employee for a period of seven calendar days following his execution of this Agreement.  The revocation must be in writing, must specifically revoke this Agreement, and must be received by the Company pursuant to Paragraph 19 prior to the eighth calendar day following the execution of this Agreement.  This Agreement becomes effective, enforceable and irrevocable on the eighth calendar day following Employee’s execution of this Agreement.

12.    No Disparagement.  The parties hereto agree that they will not criticize or disparage each other, or issue any communication, written or otherwise, that reflects adversely upon each other.  Employee further agrees not to communicate with the Company’s lenders or investors regarding the Company during the Transition Period and after the Separation Date.

13.    Protection of Confidential Information.  Employee acknowledges that during his employment with the Company, he had access to and became informed of confidential and proprietary and/or trade secret information concerning the Company and/or the Releasees that is not generally known to the public or competitors (collectively referred to as “Confidential Information”), including but not limited to: financial information; business plans and strategy; marketing plans and strategy; methods of operation; volume of business and profit margins; and lists of customers, suppliers, subscribers, or employees.  Employee agrees not to directly or indirectly make known, divulge, reveal, furnish, make available, disclose, or use any Confidential Information, except as compelled by an order of a court of competent jurisdiction or a subpoena issued under the authority thereof.  If Employee receives a court order or subpoena seeking any Confidential Information, Employee or his legal representative or attorney will notify the Company of such court order or subpoena within two (2) business days of receiving it, pursuant to the notice provision in Paragraph 19, below.

14.    Return of Confidential Information and Company Property.  To the extent that Employee had any Confidential Information in Employee’s possession, Employee represents and warrants that he has returned all such Confidential Information (whether maintained in hard copy or electronically) to the Company prior to signing this Agreement and that he has made no copies of any such Confidential Information for himself or for any other person or entity prior to returning the Confidential Information to the Company.  Employee further confirms that Employee has delivered to the Company any and all property and equipment of the Company, including laptop computers, electronic communication devices (e.g., cell phone, BlackBerry, etc.), identification cards, keys or key cards, and/or any other company property or equipment which may have been in Employee’s possession.

15.    Non-Disclosure of this Agreement.  Employee agrees not to disclose the terms of this Agreement, any claims he has or might have against the Company, or any of the facts and circumstances which gave rise to the separation of Employee’s employment with the Company or which led to the execution of this Agreement, except in the following circumstances:

(a)           Employee may disclose the terms of this Agreement to Employee’s immediate family, so long as such family member agrees to be bound by the confidential nature of this Agreement;

(b)           As long as they are advised in writing of the confidential nature of this Agreement, Employee may disclose the terms of this Agreement to: (i) Employee’s tax advisors; (ii) taxing authorities if requested by such authorities; and (iii) Employee’s legal counsel.

(c)           Pursuant to the order of a court or governmental agency of competent jurisdiction, or for purposes of securing enforcement of the terms and conditions of this Agreement should that ever be necessary.

Notwithstanding anything to the contrary set forth in this Paragraph 15, the non-disclosure provisions describe above shall not apply to any information that is publicly disclosed by the Company.

16.    No Solicitation of Customers of Company by Use of the Company’s Confidential Information or Trade Secrets.  In order to protect the Company’s Confidential Information and trade secrets, Employee agrees that he will not in any capacity, on his own behalf, or on behalf of any other person, firm or entity, undertake or assist in the solicitation of any customers of the Company while making use of the Company’s Confidential Information, as defined in Paragraph 13, above, following the cessation of Employee’s employment with the Company.

17.    No Solicitation of Employees of Company.  Employee agrees to not in any capacity, on his own behalf, or on behalf of any other person, firm or entity, undertake or assist in the solicitation of any then current employees of the Company to terminate his, her, or its relationship, employment, or other association with the Company for a period of twelve months from the conclusion of this Agreement.  Employee understands that the Company’s business model is based on sales and servicing of its customers by its employees and that the Company has a legitimate business interest in preventing the solicitation of such employees.

18.    Right to Injunctive Relief.  Employee acknowledges and agrees that if he violates any of the provisions in Paragraphs 13-17, the Company shall be entitled to a restraining order or injunction against Employee, in addition to any other rights or remedies the Company may have.  Employee agrees to waive any requirement that the Company post a bond to obtain injunctive relief under this Paragraph.  The prevailing party in an action to enforce Paragraphs 13-17 shall be entitled to recover from the other party its reasonable attorneys’ fees and costs.

19.    Notices.  Except where otherwise provided for in this Agreement, all notices and other communications under this Agreement shall be in writing and shall be given by first-class mail, certified or registered with return receipt requested or hand delivery acknowledged in writing by an authorized recipient and shall be deemed to have been duly given three (3) days after mailing or immediately upon duly acknowledged hand delivery to the respective persons named below:

For Employee:	Russell Burke
2915 Woodwardia Drive
Los Angeles, CA 90077

For Company:	Twistbox Entertainment, Inc.
14242 Ventura Blvd., 4th Floor
Sherman Oaks, California, 91423
Attention: General Counsel

20.      Taxes/Withholdings.  All payments under this Agreement are subject to any applicable employment or tax withholdings or deductions.  In addition, the parties hereby agree that it is their intention that all payments or benefits provided under this Agreement comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement shall be interpreted accordingly.  Employee hereby is advised to seek independent advice from Employee’s tax advisor(s) with respect to the application of Section 409A of the Code to any payments under this Agreement.  Notwithstanding the foregoing, the Company does not guarantee the tax treatment of any payments or benefits under this Agreement, including without limitation under the Code, federal, state or local laws. The Company shall have the right to withhold from any cash consideration paid hereunder any applicable withholding taxes due in connection with any of the cash or stock consideration paid hereunder, and will timely remit to applicable taxing authorities all withholding taxes or other taxes it is required by law to remit in connection therewith.

21.      Press Release.  Employee and Company agree that the separation of Employee’s employment from Company may be communicated to the public via a mutually agreed upon press release.

22.      Ongoing Cooperation.  Employee agrees that Employee will assist and cooperate with the Company in connection with the defense, prosecution or investigation of any claim that may be made against or by any of the Releasees, including any proceeding before any arbitral, administrative, judicial, legislative, or other body or agency, including testifying in any proceeding to the extent such claims, investigations or proceedings relate to services performed or required to be performed by Employee, pertinent knowledge possessed by Employee, or any act or omission by Employee.  Employee and the Company further agree to perform all acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Paragraph and this Agreement.

23.      Binding Effect of this Agreement.  This Agreement is binding upon Employee and Employee’s successors, assigns, heirs, executors, administrators and legal representatives.

24.      No Admission.  This Agreement may not be cited as, and does not constitute any admission by the Company of, any violation of any law or legal obligation with respect to any aspect of Employee’s employment or separation from the Company or with respect to any other matter.  The Company specifically denies that it violated any law, statute, ordinance or regulation.

25.      Severability.  If any portion of this Agreement is found to be illegal or unenforceable, such action shall not affect the validity or enforceability of the remaining portions of this Agreement. Each party agrees that the restrictions and prohibitions contained herein shall be effective to the fullest extent allowed under applicable law.

26.      Entire Agreement.  This Agreement sets forth the entire agreement between the parties and fully supersedes all other oral or written understandings or agreements between the parties pertaining to Employee’s employment with and separation from the Company, including but not limited to the Employment Agreement.  Notwithstanding anything to the contrary contained in the Employment Agreement, Employee and the Company acknowledge and agree that no provisions of, or any covenants of either party contained in, the Employment Agreement shall be deemed to survive the Separation Date other than Employee’s obligations under Section 7 (Non-Solicitation of Employees).  Employee and the Company agree that no promises, representations, or inducements have been made to either of them which caused either of them to sign this Agreement other than those which are expressly set forth herein.

27.      Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed an original, all of which together will constitute one and the same agreement.  A facsimile copy or pdf copy of a party’s signature on this Agreement will be deemed as an original.

28.      Modification.  This Agreement may not be changed or altered, except by a writing signed by an authorized representative of the Company and by Employee.

29.      Governing Law.  This Agreement is entered into in the State of California, and the laws of the State of California will apply to any dispute concerning it, excluding the conflict-of-law principles thereof.

30.      Waiver.  The failure to enforce any provision of this Agreement shall not be construed to be a waiver of such provision or to affect the validity of this Agreement or the right of any party to enforce this Agreement.

31.      Ambiguities.  Both parties have participated in the negotiation of this Agreement and, thus, it is understood and agreed that the general rule that ambiguities are to be construed against the drafter shall not apply to this Agreement.  In the event that any language of this Agreement is found to be ambiguous, each party shall have an opportunity to present evidence as to the actual intent of the parties with respect to any such ambiguous language.

PLEASE READ CAREFULLY.  THIS AGREEMENT CONTAINS A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.  THE UNDERSIGNED AGREE TO THE TERMS OF THIS AGREEMENT AND VOLUNTARILY ENTER INTO IT WITH THE INTENT TO BE BOUND THEREBY.

Dated: February ___, 2011
Russell Burke

NEUMEDIA, INC.

Dated: February ___, 2011	By:
Title:

TWISTBOX ENTERTAINMENT, INC.
Dated: February ___, 2011	By:
Title:

EXHIBIT A – Reaffirmation

By his signature below, Russell Burke (“Employee”) hereby reaffirms the Confidential Separation, Transition and Release Agreement entered into between Twistbox Entertainment, Inc. (“the Company”) and Employee on February 21, 2011 (“the Separation Agreement”), which is incorporated herein by reference as if set forth fully (this agreement shall hereafter be referred to as the “Reaffirmation”).  The intent of this Reaffirmation is to effectuate a complete release of all matters released, as described in Paragraph 7 of the Separation Agreement (“the Released Matters”), while extending the timeframe of that release, and its full effect, to and including the date of Employee’s signature below.

1.           Consideration.  Employee is executing this Reaffirmation pursuant to Paragraph 4 of the Separation Agreement, in exchange for the consideration described in the Separation Agreement.

2.           Reaffirmation of Employee’s Release of Known and Unknown Claims.  In reaffirming the Separation Agreement, Employee, including his heirs, executors, administrators, trustees, attorneys, representatives, and assigns (“Employee Releasors”) agrees unconditionally and forever to waive, release and discharge the Company and the Company’s past and present affiliated, related, parent and subsidiary entities, as well as their respective past and present owners, investors, shareholders, lenders, members, managers, partners, officers, directors, employees, agents, representatives, attorneys, successors and assigns, past and present (“Company Releasees”) from any and all claims, actions, causes of action, demands, rights, or damages of any kind or nature which they may now have, or ever have, whether known or unknown, including but not limited to any claims, causes of action or demands of any nature arising out of or in any way relating to Employee’s employment with, or separation from the Company; provided, however, nothing herein shall be deemed a release or waiver of (i) Employee’s rights of indemnification and directors and officers liability insurance coverage to which Employee was entitled immediately prior to the Separation Date under the Company’s Bylaws, organizational documents, any employment agreement, or otherwise, (ii) Employee’s rights under any tax-qualified pension plan maintained by the Company or claims for accrued, vested benefits under any other employee benefit plan or COBRA, (iii) Employee’s rights as a stockholder of the Company and (iv) any rights under this Reaffirmation.

This release specifically includes, but is not limited to, any claims for fraud; breach of contract; breach of implied covenant of good faith and fair dealing; inducement of breach; interference with contract; wrongful or unlawful discharge or demotion; violation of public policy; assault and battery (sexual or otherwise); invasion of privacy; intentional or negligent infliction of emotional distress; intentional or negligent misrepresentation; conspiracy; failure to pay wages, benefits, vacation pay, bonuses, commissions, salary, severance pay, stock, stock options, attorneys’ fees, or other compensation of any sort; retaliation; discrimination or harassment on the basis of age, race, color, sex, gender, national origin, ancestry, religion, disability, handicap, medical condition, marital status, sexual orientation or any other protected category under federal, state or local law; any claim under Title VII of the Civil Rights Act of 1964, as amended, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, the California Fair Employment and Housing Act, the California Labor Code, the Family and Medical Leave Act, the California Family Rights Act, or Section 1981 of Title 42 of the United States Code; violation of COBRA; violation of any safety and health laws, statutes or regulations; violation of ERISA; violation of the Internal Revenue Code; or any other wrongful conduct of any kind, based upon events occurring prior to the date of execution of this Reaffirmation.

3.           Waiver of California Civil Code Section 1542.  Employee understands and agrees that this release extends to all claims of whatever nature, known or unknown, and includes all rights provided by any and all statutes which may apply to general release provisions, including but not limited to, Section 1542 of the Civil Code of California, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Employee intends this release to be a full and comprehensive general release, waiving all claims, demands and causes of action, known and unknown, to the fullest extent permitted by law.  Nothing in this Reaffirmation or release is intended to nor shall it be interpreted to release any claim which, by law, may not be released.

4.           Cooperation with Government Agencies.  Nothing in the release of claims set forth herein shall be construed as prohibiting Employee from bringing and/or participating in a future claim with the Equal Employment Opportunity Commission, the California Department of Fair Employment and Housing, or any other government agency; provided, however, that should Employee pursue and/or be involved with such an administrative action against the Company Releasees, or any of them, Employee agrees that he will not seek, nor shall he be entitled to recover, any monetary damages from any such proceeding.

5.           Review and Revocation Period. Employee also understands and acknowledges that the review and revocation rights described in the Separation Agreement at Paragraphs 10 and 11 apply equally to this Reaffirmation of Separation Agreement, including the period of twenty-one (21) days to consider the terms of this Reaffirmation and seven (7) days following the date of execution of this Reaffirmation to revoke.  The revocation must be in writing, must specifically revoke this Reaffirmation, and must be received by the Company pursuant to Paragraph 19 of the Separation Agreement prior to the eighth calendar day following the execution of this Reaffirmation.  This Reaffirmation becomes effective, enforceable and irrevocable on the eighth calendar day following Employee’s execution of this Reaffirmation.

PLEASE READ CAREFULLY. THIS REAFFIRMATION CONTAINS A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.

NEUMEDIA, INC.

Dated: ___________________, 2011	By:
Title:

TWISTBOX ENTERTAINMENT, INC.

Dated: __________________, 2011	By:
Title:

I have carefully read this Reaffirmation and understand that it contains a release of known and unknown claims.  I acknowledge and agree to all of the terms and conditions of this Reaffirmation.  I further acknowledge that I enter into this Reaffirmation voluntarily with a full understanding of its terms.

Dated: _____________________, 2011
Russell Burke

EXHIBIT B

OPTION CANCELLATION AGREEMENT

THIS OPTION CANCELLATION AGREEMENT, made this 21st day of February, 2011 (the “Effective Date”), by and between NeuMedia, Inc., a Delaware corporation (the “Company”) and Russell Burke (“Optionee”).

WHEREAS, the Company has established a Stock Option Plan (“Plan”) for the purpose of providing key employees with a direct incentive to increase the value of the Company’s common stock.

WHEREAS, on February 12, 2008, the Company granted Optionee an option to purchase three hundred fifty thousand (350,000) shares of common stock, at an exercise price of $4.75 per share (the “Option”).  The terms and conditions of the Option are set forth in the Plan and stock option agreement dated February 12, 2008 (the “Original Stock Option Agreement”).

WHEREAS, the Company and the Optionee desire to cancel 300,000 of the shares underlying the Option (the “Specified Option”) in exchange for the new option specified herein.  [Optionee shall retain all rights and privileges with respect to the remaining 50,000 shares underlying the Options as provided under the Plan and Original Option Agreement.]

NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the adequacy and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.
Cancellation of the Options.  The Company and the Optionee acknowledge and agree that the Specified Option shall automatically be surrendered, canceled and shall cease to exist immediately upon the Effective Date.

2.
New Option to the Optionee.  In consideration for the surrender and cancellation of the Specified Options, the Company shall provide to the Optionee a new option under the Plan to purchase three hundred thousand (300,000) shares at an exercise price of $0.25 per share in the form, and subject to the terms, conditions and new vesting scheduled set forth in the New Option Agreement attached hereto as Exhibit 1.

3.
Release. Effective upon receipt by the Optionee of the consideration described in paragraph 2, the Optionee, on behalf of himself and his heirs, assigns, executors, administrators, personal representatives and other successors, and in any and all capacities hereby unconditionally releases and forever discharges the Company and its respective affiliates, divisions, subsidiaries, employees, officers, directors, agents, accountants, attorneys, shareholders, successors, trustees, beneficiaries, heirs and assigns from, without limitation, any and all claims, awards, damages, obligations, promises, complaints, demands, liabilities and charges, or any other compensation whatsoever, whether known or unknown, now or hereafter accrued, arising or in any way related to the Specified Options.  In connection with the release, the Optionee makes the following additional agreements:

Optionee acknowledge that he is familiar with Section 1542 of the Civil Code of the State of California which provides as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”

Optionee abandons, releases, waives and relinquishes all rights and benefits which he may acquire under Section 1542 of the Civil Code of the State of California (or any similar law of any other state) pertaining to the subject matter of this Agreement.

4.
Representations and Warranties of Optionee. Optionee hereby represents, warrants and covenants that: (a) Optionee is the sole beneficial and record owner and holder of the Specified Option, which are free and clear of any liens, claims, options, charges, third party rights or other encumbrances (including, without limitation, restrictions on rights of disposition other than those imposed by applicable laws); (b) Optionee has full power and authority to make, enter into and carry out the terms of this Agreement; (c) Optionee has duly executed and delivered this Agreement; and (d) this Agreement constitutes a valid and binding obligation of Optionee.

5.
Further Assurances. Optionee hereby covenants and agrees to execute and deliver any additional documents and take any other actions necessary or desirable to carry out the purpose and intent of this Agreement, including, without limitations, any actions required to cancel the Specified Options.

6.
Law Governing.  This Agreement may not be modified or terminated orally, and shall be construed and interpreted according to the internal laws of the State of California, excluding any choice of law rules that may direct the application of the laws of another jurisdiction.

7.	Binding Effect. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, personal representatives, successors and assigns.

8.
Entire Agreement.  This Agreement constitutes the final, complete and exclusive agreement between the parties with respect to the matters set forth herein, and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by an officer, employee or representative of any party hereto.

9.	Amendment. This Agreement may be amended, modified and supplemented only by written agreement between the parties hereto which states that it is intended to be a modification of this Agreement.

10.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.	Headings. The headings in this Agreement are inserted for convenience only and shall not constitute a part hereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.
OPTIONEE	NEUMEDIA, INC.
By:

Title: